TRANSGLOBE ENERGY CORPORATION PROVIDES MID-QUARTER UPDATE FOR
Q2 2011 AND NOTICE OF UPCOMING CONFERENCE PARTICIPATION

TSX: “TGL” & NASDAQ: “TGA”

Calgary, Alberta, June 13, 2011 - TransGlobe Energy Corporation (“TransGlobe” or the “Company”) is pleased to provide a mid-quarter production and operations update for the second quarter of 2011 and notice of participation in the 2011 CAPP Oil & Gas Symposium. All dollar values are expressed in United States dollars unless otherwise stated.

HIGHLIGHTS

Total Q2 average production to date of 11,760 barrels of oil per day (“Bopd”), up 5% from Q1 (excluding 2,300 Bopd of Yemen production shut-in since March 17);
West Gharib Q2 average production to-date of 11,278 Bopd, up 29% from Q1 production of 8,738 Bopd;
Continued success in an expanding Nukhul development at West Gharib;
Three drilling rigs currently working on West Gharib leases in Egypt:
o Two rigs focused on the Arta/East Arta Nukhul project; and
o One rig focused southern leases at Hana/Hoshia/West Hoshia.

OPERATIONS

ARAB REPUBLIC OF EGYPT

West Gharib, Arab Republic of Egypt (100% working interest, TransGlobe operated)

Operations and Exploration
During the second quarter, the Company has drilled six oil wells and one dedicated Lower Nukhul water injector.

The primary focus of the 2011 drilling program has been the development/appraisal of the Arta/East Arta Nukhul pools where two drilling rigs have been drilling. Five of the seven wells drilled in the second quarter were targeting the Nukhu ul formation at Arta/East resulting in two Upper Nukhul oil wells, two Lower Nukhul (Upper Nukhul present, but not completed) oil wells and one dedicated Lower Nukhul water injector. The two drilling rigs are scheduled to remain in the Arta/East Arta area focused on the Nukhul formation.

The Lower Nukhul (Arta/East Arta) pool has dominated producttion growth, increasing from 1,246 Bopd in January to approximately 5,000 Bopd in June to-date. The high quality Lower Nukhul sandstone reservoir is capable of high production rates. The Company has initiated reservoir simulation modeling and design work on a waterflood project to provide pressure support for the pool and to increase oil recoveries from the 10% assigned by third party evaluators on primary to the 30%+ range for secondary waterflood. The Company drilled one dedicated water injector and is currently drilling an additional water injector and a water source well to facilitate early water injection. The Company is targeting the start of water injection by the end of this quarter.

Based on recent drilling, the Lower Nukhul pool is estimated to have a Petroleum Initially in Place (“PIIP”) of approximately 38 to 50 million barrels (“MMBbl”) (P90 to P10). This estimate is based on in-house deterministic calculations using the well control in the Lower Nukhul reservoir and the 3-D seismic interpretation.

Two wells were drilled by the third rig resulting in oil wells at Hana West and Hoshia. The Hana West #10 well was placed on production at an initial rate of 960 Bopd from the Rudeis formation in early June. The Hoshia #10 well was cased as a dual (Rudeis/Nukhul) oil well. Hoshia #10 is scheduled for completion as a Nukhul oil well in June. The rig is currently scheduled to drill wells in the Hoshia and West Hoshia area in the third quarter.

Production
West Gharib production averaged 11,468 Bopd in April, 10,871 Bopd in May and 11,860 Bopd to-date in June. This represents an increase of 29% over the first quarter production of 8,738 Bopd. The production growth in the second quarter is primarily due to development of the Lower Nukhul pool.

West Bakr, Arab Republic of Egypt (SUBJECT TO CLOSING, 100% working interest, TransGlobe operated)

Acquisition
On March 28, 2011, the Company announced it had entered into a Sale and Purchase Agreement (“SPA”) to acquire all the Egyptian assets of The Egyptian Petroleum Development Co. Ltd. (of Japan) (“EPEDECO”) for $60 million plus or minus adjustments, effective July 1, 2010 subject to approval from the Egyptian Government. EPEDECO holds a 100% working interest in the West Bakr Production Sharing Concession (“PSC”).

The West Bakr PSC is located onshore in the western Gulf of Suez rift basin of Egypt adjacent to TransGlobe’s West Gharib Concession and is currently producing 4,000 Bopd gross (before the production sharing split with the Government of Egypt). The Company has identified a number of optimization/development projects and drilling opportunities that could increase production and recoverable reserves.

Closing is subject to customary due diligence, closing conditions and Government approval. The Government approval process for assigning the 100% interest in the West Bakr Concession is currently underway. TransGlobe expects to close the acquisition shortly after receiving the necessary Government approvals.

East Ghazalat Block, Arab Republic of Egypt (50% working interest)

Operations and Exploration
The operator filed a declaration of Commercial Discovery for the Safwa field and is finalizing the initial Safwa development lease and development plan. The Development lease is in the final stages of Government approval. The commencement of first production is expected in the fourth quarter. Initial production could add an additional 800 to 1,200 Bopd to the Company.

REPUBLIC OF YEMEN

Yemen East - Masila Basin

Block 32, Republic of Yemen (13.81% working interest)

Operations and Exploration
No wells were drilled during the quarter.

Production
Production from Block 32 averaged 3,634 Bopd (502 Bopd to TransGlobe) in April and 3,452 Bopd (477 Bopd to TransGlobe) in May. Block 32 production is exported to the Indian Ocean via the Nexen operated export pipeline which has not been impacted by recent political unrest in Yemen.

Yemen West - Marib Basin

Block S-1 and Block 75, Republic of Yemen (25% working interest)

Operations and Exploration
No wells were drilled during the second quarter due to the suspension of the drilling program in the first quarter. The operator suspended the drilling program and declared force majeure on Block 75 due to security and logistic concerns associated with the political events in Yemen.

Production
The oil export pipeline for Block S-1 production from Marib to the Ras Eisa port on the Red Sea has remained shut down since March 17. Production from TransGlobe’s An Nagyah field on Block S-1 is shut-in until repairs to the export pipeline can be completed. The pipeline was damaged by a local tribal group who are preventing repair crew access to the pipeline because of a dispute with the Government. It is difficult to predict when Block S-1 production will resume due to continued political unrest in Yemen.

TransGlobe’s working interest share of production was approximately 2,300 Bopd prior to being shut-in on March 17. Production for April and May was zero.

PRODUCTION

TransGlobe total production averaged 11,970 Bopd in April, 11,348 Bopd in May and approximately 12,335 Bopd to-date in June.

INVESTOR PRESENTATION – 2011 CAPP Oil & Gas Investment Symposium

TransGlobe also announces that Mr. Albert Gress, Vice President of Business Development, will make a presentation on the Company’s activities at the CAPP Oil & Gas Investment Symposium at the Hyatt Regency Calgary (700 Centre Street S.E.) on Wednesday, June 15 at 11:00 a.m. Mountain Time. Investors are invited to listen to the live web cast of the presentation via the following link: http://uri.mediaco.ca/u/capp_2011_portal TransGlobe Energy Corporation is a Calgary-based, growth-oriented oil and gas exploration and development company focused on the Middle East/North Africa region with production operations in the Arab Republic of Egypt and the Republic of Yemen. TransGlobe’s common shares trade on the Toronto Stock Exchange under the symbol TGL and on the NASDAQ Exchange under the symbol TGA.

Cautionary Statement to Investors:
This news release may include certain statements that may be deemed to be “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such statements relate to possible future events. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although TransGlobe’s forward-looking statements are based on the beliefs, expectations, opinions and assumptions of the Company’s management on the date the statements are made, such statements are inherently uncertain and provide no guarantee of future performance. Actual results may differ materially from TransGlobe’s expectations as reflected in such forward-looking statements as a result of various factors, many of which are beyond the control of the Company. These factors include, but are not limited to, unforeseen changes in the rate of production from TransGlobe’s oil and gas properties, changes in price of crude oil and natural gas, adverse technical factors associated with exploration, development, production or transportation of TransGlobe’s crude oil and natural gas reserves, changes or disruptions in the political or fiscal regimes in TransGlobe’s areas of activity, changes in tax, energy or other laws or regulations, changes in significant capital expenditures, delays or disruptions in production due to shortages of skilled manpower, equipment or materials, economic fluctuations, and other factors beyond the Company’s control. TransGlobe does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change, other than as required by law, and investors should not attribute undue certainty to, or place undue reliance on, any forward-looking statements. Please consult TransGlobe’s public filings at www.sedar.com and www.sec.gov/edgar.shtml for further, more detailed information concerning these matters.

For further information, please contact:
Investor Relations
Scott Koyich
Telephone: 403.264.9888
E-mail: investor.relations@trans-globe.com
Web site: www.trans-globe.com